--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                    PSC Inc.
                           (Name of Subject Company)

                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
        Series A Convertible Preferred Stock, Par Value $0.01 Per Share
                       Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                            69361E107 (Common Stock)
                     (CUSIP Number of Class of Securities)

                               Joseph M. Hennigan
                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
                        4341 State Street, P.O. Box 220
                     Skaneateles Falls, New York 13153-0220
                                 (315) 685-2949
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                    Copy to:
                             Spencer D. Klein, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                           CALCULATION OF FILING FEE

           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
               $118,339,092.50                                   $23,667.82


 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of $8.45, the per share Common Stock tender offer price, multiplied by 16,222,970, the sum of the 12,034,866 currently outstanding shares of Common Stock sought in the Offer, the 3,033,104 shares of Common Stock issuable pursuant to outstanding stock options and 1,155,000 shares of Common Stock issuable upon exercise of outstanding warrants and (ii) the product of $105.625, the per share Preferred Stock tender offer price, multiplied by 110,000, the total number of outstanding shares of Preferred Stock, and subtracting $30,363,754.00, (which equals 4,188,104 multiplied by $7.25, the average exercise price of the outstanding options and warrants).
**  Calculated as 1/50 of 1% of the transaction value.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: ________________________  Filing Party:___________________________________
 Form or Registration No.:_______________________  Date Filed:_____________________________________

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Mohawk Corp., a Delaware corporation ("Parent"), and Mohawk Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of PSC Inc., a New York corporation ("PSC"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of December 30, 1997, as amended, between PSC and ChaseMellon Shareholder Services, L.L.C. at a purchase price of $8.45 per share of Common Stock, (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of PSC at a purchase price of $105.625 per share and (iii) the warrant, exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 180,000 shares of Common Stock, at a purchase price of $0.45 for each underlying share of Common Stock represented by the warrant and the warrants exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 975,000 shares of Common Stock, at a purchase price of $3.20 for each underlying share of Common Stock represented by each warrant (collectively, "Warrants"), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal for Common Stock, Preferred Stock and Warrants, as applicable, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) through
(a)(4), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letters of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The (i) Agreement and Plan of Merger, dated as of June 5, 2000, among Parent, Purchaser and PSC, (ii) Stockholders Agreement, dated as of June 5, 2000 among Parent, Purchaser and certain shareholders of PSC and (iii) Commitment Letter, dated as of June 9, 2000 of The Chase Manhattan Bank and Chase Securities Inc., copies of which are attached hereto as Exhibits (d)(1), (d)(2) and (b)(1), respectively, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10.  Financial Statements of Certain Bidders.
          Not applicable.
Item 12.  Material to Be Filed as Exhibits.
(a)(1)    Offer to Purchase dated June 19, 2000.
(a)(2)    Form of Letter of Transmittal for Common Stock.
(a)(3)    Form of Letter of Transmittal for Series A Convertible Preferred Stock.
(a)(4)    Form of Letter of Transmittal for Warrants to Purchase Common Stock.
(a)(5)    Form of Notice of Guaranteed Delivery for Common Stock.
(a)(6)    Form of Notice of Guaranteed Delivery for Series A Convertible Preferred Stock.
(a)(7)    Form of Notice of Guaranteed Delivery for Warrants to Purchase Common Stock.
(a)(8)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(9)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(10)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(11)   Summary Advertisement as published in The Wall Street Journal on June 19, 2000.
(a)(12)   Press Release issued by PSC on June 6, 2000.
(a)(13)   Press Release issued by Parent and Purchaser on June 19, 2000.
(b)(1)    Commitment Letter, dated as of June 9, 2000 of The Chase Manhattan Bank and Chase Securities Inc.
(d)(1)    Agreement and Plan of Merger, dated as of June 5, 2000, among Parent, Purchaser and PSC.
(d)(2)    Stockholders Agreement, dated as of June 5, 2000 among Parent, Purchaser and certain shareholders of PSC.
(g)       None.
(h)       None.
Item 13.  Information Required by Schedule 13E-3.
          Not applicable.

                                 EXHIBIT INDEX

 Exhibit
   No.
 -------
 (a)(1)  Offer to Purchase dated June 19, 2000.
 (a)(2)  Form of Letter of Transmittal for Common Stock.
         Form of Letter of Transmittal for Series A Convertible Preferred
 (a)(3)  Stock.
 (a)(4)  Form of Letter of Transmittal for Warrants to Purchase Common Stock.
 (a)(5)  Form of Notice of Guaranteed Delivery for Common Stock.
         Form of Notice of Guaranteed Delivery for Series A Convertible
 (a)(6)  Preferred Stock.
         Form of Notice of Guaranteed Delivery for Warrants to Purchase Common
 (a)(7)  Stock.
         Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
 (a)(8)  and Other Nominees.
         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
 (a)(9)  Companies and Nominees to Clients.
         Form of Guidelines for Certification of Taxpayer Identification Number
 (a)(10) on Substitute Form W-9.
         Summary Advertisement as published in The Wall Street Journal on June
 (a)(11) 19, 2000.
 (a)(12) Press Release issued by PSC on June 6, 2000.
 (a)(13) Press Release issued by Parent and Purchaser on June 19, 2000.
         Commitment Letter, dated as of June 9, 2000 of The Chase Manhattan
 (b)(1)  Bank and Chase Securities Inc.
         Agreement and Plan of Merger, dated as of June 5, 2000, among Parent,
 (d)(1)  Purchaser and PSC.
 (d)(2)  Stockholders Agreement, dated as of June 5, 2000 among Parent,
         Purchaser and certain shareholders of PSC.
 (g)     None.
 (h)     None.

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2000

                                          Mohawk Acquisition Corp.

                                            /s/ Joseph M. Hennigan
                                          By: _________________________________
                                            Name:Joseph M. Hennigan
                                            Title:Vice President & Treasurer

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2000

                                          Mohawk Corp.

                                            /s/ Joseph M. Hennigan
                                          By: _________________________________
                                            Name:Joseph M. Hennigan
                                            Title:Vice President & Treasurer